Filed pursuant to Rule 424(b)(3)
Registration No. 333-145576

194,174 ORDINARY SHARES

e-Future Information Technology Inc.

This prospectus relates to the reoffer and resale by certain selling shareholders of shares of our ordinary shares that were issued or may be issued by us to the selling shareholders upon the exercise of stock options granted under our 2001 Stock Incentive Plan and 2005 Stock Incentive Plan. The shares are being reoffered and resold for the account of the selling shareholders and we will not receive any of the proceeds from the resale of the shares.

The selling shareholders have advised us that the resale of their shares may be effected from time to time in one or more transactions on the Nasdaq Capital Market, in negotiated transactions or otherwise, at market prices prevailing at the time of the sale or at prices otherwise negotiated. See “Plan of Distribution.” We will bear all expenses in connection with the preparation of this prospectus.

Our ordinary shares is traded on the Nasdaq Capital Market under the symbol “EFUT.” On January 8, 2008, the closing price for our ordinary shares, as reported on the Nasdaq Capital Market was $15.85 per share.

Our principal executive offices are located at No. 10 Building, BUT Software Park, No. 1 Disheng North Street, BDA, Yizhuang District, Beijing 100176, People’s Republic of China, and our telephone number there is 86-10-51650988.

This investment involves risk. See “ Risk Factors” beginning at page 4.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES

COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON

THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE

CONTRARY IS A CRIMINAL OFFENSE.

The date of this Reoffer Prospectus is January 10, 2008

FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference herein contain forward-looking statements regarding, among other things, our financial condition, results of operations, plans, objectives, future performance and business. All statements contained or incorporated by reference in this prospectus other than historical information are forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “will,” “should,” “could” and similar expressions. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

Examples of forward-looking statements include:

•	the timing of the development of future software products;

•	projections of revenue, earnings, capital structure and other financial items;

•	statements of our plans and objectives;

•	statements regarding the capabilities and capacities of our business operations;

•	statements of expected future economic performance; and

•	assumptions underlying statements regarding us or our business.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. We discuss many of these risks under the heading “Risk Factors” beginning on page 4 of this prospectus. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements.

The forward-looking statements speak only as of the date on which they are made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

THE COMPANY

We are a holding company for e-Future (Beijing) Tornado Information Technology Inc., our wholly-owned operating subsidiary in China (“e-Future Beijing”). We are a leading provider of integrated software and professional services for participants in China’s supply chain front market. These participants include manufacturers, distributors, wholesalers, logistics companies and retailers throughout China. AT the present time, our customers are centered in four industries: retail, automobile, general household appliance and consumer goods. Our software products, however, can optimize the operations of businesses in a wide variety of industries. We expect to broaden our scope of customers over time.

Our solutions are specifically designed to optimize demand processed from finished goods to customer checkout, and to address supply chain management, business processes, decision support, inventory optimization, collaborative planning and forecasting requirements. Our software solutions business is enhanced and supported by our consulting services and ongoing maintenance on existing software installations. Our principal offices are located at No. 10 Building, BUT Software Park, No. 1 Disheng North Street, BDA, Yizhuang District, Beijing 100176, People’s Republic of China. Our telephone number is 86-10-51650988. Our website address is www.e-future.com.cn. Information contained on the website is substantially in Chinese. Information contained on our website or any other website is not a part of this prospectus.

R ISK FACTORS

Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. The risks and uncertainties described below are not the only ones we face, but represent the material risks to our business. There may be additional risks and uncertainties not currently known to us or that we currently do not believe are material that may harm our business and financial performance. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment. You should not invest in this offering unless you can afford to lose your entire investment. You should carefully consider these risk factors, together with all of the other information in this prospectus and the documents we have incorporated by reference in the section “Where You Can Find More Information” located on page 11 of this prospectus before you decide to purchase any of our Ordinary Shares, including the Shares offered by the Selling Shareholders.

Risks Related to Our Business

Our customers are Chinese companies engaged in retail, distribution and logistics industries, and, consequently, our financial performance is dependent upon the economic conditions of these industries.

We have derived most of our revenues to date from the license of software products and related services to the Chinese retail, distribution and logistics industries, and our future growth is critically dependent on increased sales to these particular industries. The success of our customers is intrinsically linked to economic conditions in these industries, which in turn are subject to intense competitive pressures and are affected by overall economic conditions. We believe the license of our software solutions and the purchase of our related services is discretionary and generally involves a significant commitment of capital. As a result, although we believe our products can assist China’s retailers, distributors, wholesalers, and logistics companies in a competitive environment, demand for our products and services could be disproportionately affected by instability or downturns in the retailing, distribution, wholesaling and logistics industries, which may cause customers to exit the industry or delay, cancel or reduce any planned expenditures for information management systems and software products. There can be no assurance that we will be able to continue our historical revenue growth or sustain our profitability on a quarterly or annual basis or that our results of operations will not be adversely affected by continuing or future downturns in these industries. Any adverse change in the Chinese retail, distribution and logistics industries could adversely affect the level of software expenditure by the participants in these industries, which, in turn, could result in a material reduction in our sales.

We are heavily dependent upon the services of technical and managerial personnel who possess skills to develop and implement supply chain management software, and we may have to actively compete for their services.

We are heavily dependent upon our ability to attract, retain and motivate skilled technical, managerial and consulting personnel, especially highly skilled engineers involved in ongoing product development and consulting personnel. Our ability to install, maintain and enhance our supply chain management software is substantially dependent upon our ability to locate, hire and train qualified personnel. As supply chain management concepts have only recently been adopted in China, the number of qualified technical, managerial and consulting personnel is limited. Many of our technical, managerial and consulting personnel possess skills that would be valuable to all companies engaged in software development, and the Chinese software industry is characterized by a high level of employee mobility and aggressive recruiting of skilled personnel. Consequently, we expect that we will have to actively compete with other Chinese software developers for these employees. Our ability to profitably operate is substantially dependent upon our ability to locate, hire, train and retain our technical, managerial and consulting personnel. Although we have not experienced difficulty locating, hiring, training or retaining our employees to date, there can be no assurance that we will be able to retain our current personnel, or that we will be able to attract, assimilate other personnel in the future. If we are unable to effectively obtain and maintain skilled personnel, the quality of our software products and the effectiveness of installation and training could be materially impaired.

Our financial performance is dependent upon the sale and implementation of supply chain management software and related services, a single, concentrated group of products.

We derive all of our revenues from the license and implementation of software applications for the Chinese supply chain industry, an industry that did not effectively exist in China in recent years and consulting services. The life cycle of our software is difficult to estimate due in large measure to the potential effect of new software, applications and enhancements, including those we introduce, the maturation in the Chinese retail distribution, wholesaling and logistics industries. To the extent we are unable to continually improve our supply chain management software to address the changing needs of the Chinese supply chain front market, we may experience a significant decline in the demand for our programs. In such a scenario, our revenues may significantly decline.

The market for supply chain management software is intensely competitive.

A number of companies offer competitive products addressing certain of our target markets. In the enterprise systems market, we compete with in-house systems developed by our targeted customers and with third-party developers. In addition, we believe that new market entrants may attempt to develop fully integrated enterprise-level systems targeting the Chinese supply chain. Many of our existing competitors, as well as a number of potential new competitors, have significantly greater financial, technical and marketing resources than we do. We cannot guaranty that we will be able to compete successfully against current or future competitors. As a result of this product concentration and uncertain product life cycles, we may not be as protected from new competition or industry downturns as a more diversified competitor.

Our financial performance is directly related to our ability to adapt to technological change and evolving standards when developing and improving our supply chain management software products.

The software development industry is subject to rapid technological change, changing customer requirements, frequent new product introductions and evolving industry standards that may render existing software obsolete. In addition, as the Chinese economy has only recently begun to incorporate various Western economic factors, the concept of supply chain management has only recently been adopted by Chinese businesses. As a result, our position in the Chinese supply chain management software industry could be eroded rapidly by the speed with which Chinese businesses continue to adopt Western business practices and technological advancements that we do not embrace. The life cycles of our software are difficult to estimate. Our software products must keep pace with technological developments, conform to evolving industry standards and address the increasingly sophisticated needs of Chinese retailers, wholesalers, distributors and logistics companies. In particular, we believe that we must continue to respond quickly to users’ needs for broad functionality. While we attempt to upgrade our software every one to two years, we cannot guaranty that our software will continue to enjoy market acceptance. To the extent we are unable to develop and introduce products in a timely manner, we believe that participants in the Chinese supply chain will obtain products from our competitors promptly and our sales will correspondingly suffer. In addition, we strive to achieve compatibility between our products and retailing systems platforms that we believe are or will become popular and widely adopted. We invest substantial resources in development efforts aimed at achieving this compatibility. If we fail to anticipate or respond adequately to technology or market developments, we could incur a loss of competitiveness or revenue.

We are substantially dependent upon our key personnel, particularly Adam Yan, our Chairman and Chief Executive Officer.

Our performance is substantially dependent on the performance of our executive officers and key employees. In particular, the services of:

•	Adam Yan, our Chairman and Chief Executive Officer,

•	Qicheng Yang, our Chief Technology Officer,

•	Hongjun Zou, our Chief Operating Officer,

•	Johnson Li, our Vice President,

•	Kefu Zhou, our Chief Architecture Officer, and

•	Yu Ping, our Chief Financial Officer.

would be difficult to replace. We do not have in place “key person” life insurance policies on any of our employees. The loss of the services of any of our executive officers or other key employees could substantially impair our ability to implement our existing supply chain management software and develop new programs and enhancements.

As a software-oriented business, our ability to operate profitably is directly related to our ability to develop and protect our proprietary technology.

We rely on a combination of trademark, trade secret, nondisclosure and copyright law to protect our supply chain management software, which may afford only limited protection. Although the Chinese government has issued us twenty-four (24) copyrights on our software, we cannot guaranty that competitors will be unable to develop technologies that are similar or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties, including customers, may attempt to reverse engineer or copy aspects of our software products or to obtain and use information that we regard proprietary. Although we are currently unaware of any unauthorized use of our technology, in the future, we cannot guaranty that others will not use our technology without proper authorization.

We develop our software products on third-party middleware software programs that are licensed by our customers from third parties, generally on a non-exclusive basis. We currently utilize four (4) major suppliers of these middleware programs. Considering the fact that we believe that there are a number of widely available middleware programs available, we do not currently anticipate that our customers will experience difficulties obtaining these programs. The termination of any such licenses, or the failure of the third-party licensors to adequately maintain or update their products, could result in delay in our ability to ship certain of our products while we seek to implement technology offered by alternative sources. Nonetheless, while it may be necessary or desirable in the future to obtain other licenses, there can be no assurance that they will be able to do so on commercially reasonable terms or at all.

In the future, we may receive notices claiming that we are infringing the proprietary rights of third parties. While we believe that we do not infringe and have not infringed upon the rights of others, we cannot guaranty that we will not become the subject of infringement claims or legal proceedings by third parties with respect to our current programs or future software developments. In addition, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Any such claims could be time consuming, result in costly litigation, cause product shipment delays or force us to enter into royalty or license agreements rather than dispute the merits of such claims, thereby impairing our financial performance by requiring us to pay additional royalties and/or license fees to third parties. We have not been the subject of an intellectual property claim since our formation.

We may not pay dividends.

We have not previously paid any cash dividends nor do we anticipate paying any dividends on our Ordinary Shares. Although we achieved profitability in recent fiscal periods, we cannot assure you that our operations will continue to result in sufficient revenues to enable us to operate at profitable levels or to generate positive cash flows. Furthermore, there is no assurance our Board of Directors will declare dividends even if profitable. Dividend policy is subject to the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. Under Cayman law, we may only pay dividends from profits or credit from the share premium account (the amount paid over par value, which is $0.0756), and we must be solvent before and after the dividend payment. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiary.

We do not have business interruption, litigation or natural disaster insurance.

The insurance industry in China is still at an early state of development. In particular PRC insurance companies offer limited business products. As a result, we do not have any business liability or disruption insurance coverage for our operations in China. Any business interruption, litigation or natural disaster may result in our business incurring substantial costs and the diversion of resources.

Future sales of our Ordinary Shares may depress our stock price.

The market price of our Ordinary Shares could decline as a result of sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of Ordinary Shares.

Our stock price is highly volatile.

The trading price of our common stock has fluctuated significantly since our initial public offering in 2006 and is likely to remain volatile in the future. The trading price of our common stock could be subject to wide fluctuations in response to many events or factors, including the following:

•	variations in our operating results;

•	significant developments in the businesses of China’s supply chain front companies;

•	changes in financial estimates by securities analysts;

•	changes in market valuations or financial results of China’s supply chain front market-related companies;

•	announcements by us or our competitors of technology innovations, new products, or significant acquisitions, strategic partnerships or joint ventures;

•	any deviation from projected growth rates in revenues;

•	any loss of a major customer or a major customer order;

•	additions or departures of key management or engineering personnel;

•	any deviations in our net revenue or in losses from levels expected by securities analysts;

•	activities of short sellers and risk arbitrageurs;

•	other speculation in the market from investors;

•	future sales of our common stock; and

•	volume fluctuations, which are particularly common among highly volatile low-float securities of Chinese companies.

In addition, the stock market has experienced volatility that has particularly affected the market prices of equity securities of many high technology companies, which often has been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock.

Risks Related to Chinese Law and Economy

A slowdown in the Chinese economy may slow down our growth and profitability.

The Chinese economy has grown at an approximately 9 percent rate for more than 25 years, making it the fastest growing major economy in recorded history. Much of this growth has occurred in our customers’ industries. We cannot assure you that growth of the Chinese economy will be steady or that any slowdown will not have a negative effect on our business. In the event of a slowdown in China’s economy, our customers may opt to delay discretionary expenditures like those for our software, which, in turn, could result in a material reduction in our sales.

Our subsidiary, e-Future Beijing, is subject to restrictions on paying dividends and making other payments to us.

We are a holding company incorporated in the Cayman Islands and do not have any assets or conduct any business operations other than our investment in e-Future Beijing, our subsidiary. As a result of our holding company structure, we rely entirely on the dividends payments from e-Future Beijing. However, PRC regulations currently permit payment of dividends only out of accumulated profits, as determined in accordance with PRC accounting standards and regulations. e-Future Beijing may also be required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserve funds. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of China. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. Furthermore, if e-Future Beijing incurs debt on its own in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments. If we or our subsidiary is unable to receive all of the revenues from our operations through these arrangements, we may be unable to pay dividends on our Ordinary Shares.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our income is derived from dividend payments from our PRC subsidiary. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at is discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an appreciation of the Renminbi against the U.S. dollar. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. We rely entirely on dividends and other fees paid to us by our subsidiary in China. Any significant revaluation of Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our Ordinary Shares in U.S. dollars. For example, an appreciation of Renminbi against the U.S. dollar would make any new Renminbi denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes. An appreciation of Renminbi against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into Renminbi, as the Renminbi is our reporting currency.

SELLING STOCKHOLDERS

The ordinary shares to which this reoffer prospectus relates are being registered for reoffers and resales by the selling stockholder, who acquired the ordinary shares pursuant to an option agreement with e-Future.

The table below sets forth with respect to the selling stockholders, based upon information available to e-Future as of August 16, 2007, the number of shares of e-Future’s ordinary shares owned (including, where applicable, the ordinary shares covered by this reoffer prospectus, our ordinary shares not covered by this reoffer prospectus and options to purchase our ordinary shares), the number of ordinary shares registered by this reoffer prospectus and the number and percent of outstanding ordinary shares that will be owned after the sale of the registered ordinary shares assuming the sale of all of the registered ordinary shares.

	Beneficial		Number of Ordinary Shares Registered	Beneficial Ownership After this Offering(1)(2)
Selling Stockholder	Ownership Prior to this Offering(1)		by this Reoffer Prospectus(2)	Number of Shares	Percent of Class
Adam Yan	390,375	(3)	6,947	383,428	14.6%
Qicheng Yang	119,709	(4)	6,777	112,932	4.3%
Hongjun Zou	220,622	(5)	6,579	214,043	8.1%
Johnson Li	177,233	(6)	16,380	160,553	6.1%
Zhou Kefu	17,886	(7)	11,935	5,951	*
Chaoyong Wang	12,000	(8)	12,000	—	*
Dong Cheng, Ph.D.	12,000	(8)	12,000	—	*
Xin Wu	12,000	(8)	12,000	—	*
Ping Yu	10,000	(9)	10,000	—	*
Qi Luo	—		1,322	—	*
Yi He	—		1,322	—	*
Zhibin Zhu	—		396	—	*
Xuejun Zhang	—		793	—	*
Hongxia Zou	—		793	—	*

Haibing Qian	—	1,058	—	*
Haibin Wang	—	396	—	*
Liang Yin	—	529	—	*
Rui Luo	—	396	—	*
Yanhong Chen	—	793	—	*
Hui Liu	—	661	—	*
Yan Yan	—	396	—	*
Tiejun Wang	—	264	—	*
Dun Han	—	793	—	*
Kefeng Zhang	—	396	—	*
Yunhua Feng	—	793	—	*
Bingrong Zheng	—	529	—	*
Jingquan Shen	—	1,322	—	*
Qiang Zou	—	396	—	*
Hongwei Li	—	462	—	*
Zhikui Li	—	396	—	*
Lin Tang	—	132	—	*
Jianjun Zhang	—	396	—	*
Ling Zhang	—	396	—	*
Yong Cheng	—	264	—	*
Yongjun Li	—	727	—	*
Jiong Li	—	396	—	*
Liping Yao	—	132	—	*
Lei Zhang	—	132	—	*
Fan Zhang	—	132	—	*
Gang Liu	—	396	—	*
Tianxin Yuan	—	1,587	—	*
Wei Zhang	—	1,190	—	*
Feng Liu	—	1,190	—	*

Sheng Huang	—	661	—	*
Xiaoping Yuan	—	529	—	*
Zhejun Zhang	—	396	—	*
Zhibin Zhou	—	396	—	*
Weifeng Chen	—	396	—	*
Cong Liu	—	396	—	*
Deyong Jiang	—	396	—	*
Lijuan Deng	—	396	—	*
Jianbo Wu	—	396	—	*
Wenxiang Fan	—	330	—	*
Junkai Long	—	330	—	*
Zhen Liang	—	330	—	*
Min Wei	—	264	—	*
Song Tian	—	264	—	*
Peidong Du	—	264	—	*
Gaoping Xu	—	264	—	*
Li Pan	—	132	—	*
Liang Chen	—	132	—	*
Feng Ruan	—	264	—	*
Yi Tian	—	264	—	*
Chen Qin	—	132	—	*
Yanchun Xu	—	132	—	*
Deming Zhao	—	132	—	*
Defu Li	—	132	—	*
Wei Zhang	—	132	—	*
Yan Zhao	—	132	—	*
Mintao Chen	—	132	—	*
Guo Fu	—	132	—	*
Jie Qiu	—	132	—	*

Yanjun Xing	—	132	—	*
Ye Zhou	—	132	—	*
Yihui Yang	—	132	—	*
Wei Xiong	—	132	—	*
Zhiyang Zhai	—	132	—	*
Fei Qin	—	132	—	*
Wei Liu	—	132	—	*
Aiming Fu	—	132	—	*

*	Less than 1%.
(1)

Based on 2,633,500 ordinary shares outstanding as of August 16, 2007. Ordinary shares that a selling stockholder has a right to acquire within 60 days after August 16, 2007 pursuant to the exercise of options, warrants or other rights, including options granted under the Incentive Plan, are deemed to be outstanding for the purpose of computing the number and percentage of ordinary shares beneficially owned by such selling stockholder, but are not deemed to be outstanding for computing the percentage of ownership of any other selling stockholder.

(2)

Represents the maximum number of ordinary shares issued under the Incentive Plans that could be sold under this prospectus if the holder exercised all of his options when vested and sold the underlying shares. Does not constitute a commitment to sell any or all of the stated number of shares. The number of shares to be sold shall be determined from time to time by each selling stockholder in his discretion. Includes ordinary shares underlying vested and unvested options.

(3)	Includes 6,947 ordinary shares issuable upon exercise of options granted, of which 3,847 are exercisable as of August 16, 2007.
(4)	Includes 6,777 ordinary shares issuable upon exercise of options granted, of which 3,577 are exercisable as of August 16, 2007.
(5)	Includes 6,579 ordinary shares issuable upon exercise of options granted, of which 3,379 are exercisable as of August 16, 2007.
(6)	Includes 16,380 ordinary shares issuable upon exercise of options granted, of which 13,180 are exercisable as of August 16, 2007.
(7)	Includes 11,935 ordinary shares issuable upon exercise of options granted, of which 8,735 are exercisable as of August 16, 2007.
(8)	Represents 12,000 ordinary shares issuable upon exercise of options granted, of which 2,400 are exercisable as of August 16, 2007.
(9)	Represents 10,000 ordinary shares issuable upon exercise of options granted, of which 2,000 are exercisable as of August 16, 2007.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, assignees, transferees, may sell any or all of the ordinary shares for value from time to time under this reoffer prospectus in one or more transactions on the Nasdaq Capital Market or any stock exchange, market or trading facility on which the ordinary shares are traded, in a negotiated transaction or in a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices otherwise negotiated. The selling stockholders will act independently of e-Future in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	underwritten offerings;

•	agreements by the broker-dealer and the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

The selling stockholders may also sell ordinary shares under Rule 144 under the Securities Act, if available, under Section 4(1) of the Securities Act or directly to e-Future in certain circumstances rather than under this reoffer prospectus.

Unless otherwise prohibited, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions in connection with distributions of the shares or otherwise. In such transactions, broker-dealers or financial institutions may engage in short sales of the shares in the course of hedging the position they assume with the selling stockholder. The selling stockholders may also engage in short sales, puts and calls, forward-exchange contracts, collars and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. If the selling stockholders sell shares short, they may redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or financial institutions which require the delivery to the broker-dealer or the financial institution of the shares. The broker-dealer or financial institution may then resell or otherwise transfer such shares pursuant to this reoffer prospectus. In addition, the selling stockholders may loan their shares to broker-dealers or financial institutions who are counterparties to hedging transactions and the broker-dealers, financial institutions or counterparties may sell the borrowed shares into the public market. The selling stockholders may also pledge their shares to their brokers or financial institutions and under the margin loan the broker or financial institution may, from time to time, offer and sell the pledged shares. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters, broker-dealers or financial institutions regarding the sale of their shares other than ordinary course brokerage arrangements, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by any of the selling stockholders.

The selling stockholders and any broker-dealers that participate in the distribution of the Ordinary shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of the Ordinary shares sold by them may be deemed to be underwriting discounts and commissions under the Securities Act. All selling and other expenses incurred by the selling stockholders will be borne by the selling stockholders.

There is no assurance that the selling stockholders will sell all or any portion of their shares of Ordinary shares offered.

e-Future will pay all expenses in connection with this offering and will not receive any proceeds from sales of any Ordinary shares by the selling stockholders.

EXPERTS

The consolidated financial statements and financial statement schedule of e-Future presented in Chinese Yuan (Renminbi) are incorporated herein by reference on the report of Hansen, Barnett & Maxwell, P.C., a registered public accounting firm, given on the authority of that firm as experts in accounting and auditing.

LEGAL MATTERS

Certain legal matters with respect to the validity of the ordinary shares offered hereby have been passed upon by Campbells, Cayman Islands, counsel to e-Future.

WHERE YOU CAN FIND MORE INFORMATION

We file information required by the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with the Securities and Exchange Commission (the “SEC”). You may read and copy any document which e-Future files at the SEC’s public reference rooms located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. e-Future’s SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov. Additional information about e-Future may also be obtained at e-Future’s web site at http://www.e-future.com.cn. e-Future has filed with the SEC a registration statement on Form S-8 (the “Registration Statement”) under the Securities Act with respect to the ordinary shares. This reoffer prospectus, which constitutes a part of that Registration Statement, does not contain all the information contained in that Registration Statement and its exhibits. For further information with respect to e-Future and the ordinary shares, you should consult the Registration Statement and its exhibits. Statements contained in this reoffer prospectus concerning the provisions of any documents are necessarily summaries of those documents, and each statement is qualified in its entirety by reference to the copy of the document filed with the SEC. The Registration Statement and any of its amendments, including exhibits filed as a part of the Registration Statement or an amendment to the Registration Statement, are available for inspection and copying through the entities listed above.

INCORPORATED DOCUMENTS BY REFERENCE

The SEC allows e-Future to “incorporate by reference” the information that we file with them, which means that we can disclose important information to you by referring you to the other information we have filed with the SEC. The information that we incorporate by reference is considered to be part of this reoffer prospectus, and information that we file later with the SEC will automatically update and supersede this information.

INDEMNIFICATION

Cayman Islands law and Article 123 of amended and restated articles of association provide that we may indemnify our directors, officers, advisors and trustee acting in relation to any of our affairs against actions, proceeding, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duty in their capacities as such. Under our articles of association, indemnification is not available, however, if those events were incurred or sustained by or through their own willful neglect or default.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.